Exhibit 6.2

The undersigned

Flower Turbines BV, established at Marconistraat 16, 3029AK, in Rotterdam, represented by Daniel Farb, hereafter referred to as the employer

and

Roy Osinga, born in Mülheim an der Ruhr, Germany, dated 15-05-1965, residing at Alexander Dubcekstraat 13, 3065EJ in Rotterdam, hereinafter referred to as the employee,

declare to have agreed as follows:

Commitment

The employee will be employed by the employer with effect from 1-1-2020.

Duration of employment contract

The employment contract has been entered into for a definite period.

The employment contract will in any case end on 31 December 2020, without any cancellation being required or at the moment that the employee reaches retirement age according to the General Old Age Pensions Act (AOW).

Probation

No probationary period applies to this employment contract.

Scope of employment contract

The employment contract is entered into for an average of 40 hours a week.

Employee agrees and acknowledges that due to the Employee's senior managerial position in the Company, the inability of the Company to effectively monitor the hours of work of the Employee and the special amount of trust involved in the position in which the Employee shall be employed the exact number of hours does not apply to the Employee's employment. The employee acknowledges that the set amount of the Monthly Salary (as defined hereunder) and the additional benefits agreed upon reflect the requirements of the position to work additional and irregular hours.

The Employee affirms and undertakes throughout the term of this Agreement:

To devote his entire know-how, expertise, talent, experience and best efforts to the business and affairs of the Company and as to the performance of his duties to the Company, to perform and discharge well and faithfully, with devotion, honesty and fidelity, his obligations pursuant to his Position.

1.1.	To travel abroad from time to time if and as may be required pursuant to his Position.

1.2.	Not to receive, at any time, whether during the term of this Agreement and/or at any time thereafter, directly or indirectly, any payment, benefit and/or other consideration, from any third party in connection with his employment with the Company, without the Company’s prior written authorization, other than affiliated companies.

1.3.	To immediately and without delay inform the Company of any affairs and/or matters that might constitute a conflict of interest with the Employee’s Position and/or employment with the Company and/or the interests of the Company.

1.4.	To comply with all the Company's standard procedures when in writing.

1.5.	To adhere to any applicable Dutch law or provision, pertaining to his employment.

1.6.	To protect the good name of the Company and not to perform any act that may bring the Company into disrepute.

1.7.	Agrees to the transfer of any information concerning the Employee and held by the Company to a database (including a database located abroad) and to third parties in general, as is reasonable for business purposes or in pursuit of the Company's business interests.

1.8.	Agrees that the Company and any related entity may at any time and for any purpose monitor the Employee's use of the Company's systems and monitor, copy, transfer and disclose all electronic communications and content transmitted by, or stored in such systems, regardless of the location, time or purpose of such use. For such purposes of this section, systems include equipment and software of any kind.

1.9.	To keep the contents of this Agreement confidential and not to disclose the existence or contents of this Agreement to any third party without the prior written consent of the Company.

Function and activities

The employee will be employed by the employer in the position of Regional Director EU and will perform the following activities:

As Regional Director EU you are a member of the daily management. In consultation with the CEO (Daniel Farb) you translate the formulated strategy into the tactical policy and the operational organization (s). You are responsible for achieving the agreed commercial and organizational performance.

The employer can temporarily assign other activities based on the company's interests. Reasonable proposals for a job change that will last for a longer or indefinite period of time can only be rejected by the employee if consent cannot reasonably be required from him.

The work will be carried out in Rotterdam, but in addition there will also be travel, or at another location to be designated by the employer.

The employee can also partly perform the work from home. The times / days on which work can be done from home are determined in consultation between the employer and employee.

Salary

The employee receives a gross salary of € 6,000 per month.

The employer will pay the wages and other payments, after deduction of the legally required deductions, at the end of each calendar month by transferring them to the bank or giro account to be specified by the employee.

The employer provides the employee with a payslip with every payment of wages.

Commission & Bonus

The employer sets an annual target for the employee. The employee receives a commission for achieving this target.

For 2020, the employee receives a commission on the total turnover realized by Flower Turbines in Europe. The commission amounts to 5% of the total turnover. No commission is charged on the first 150,000 euros in 2020. The commission is paid out in the calendar month after the end of each quarter.

The employee has 4% of the shares in Flower Turbines BV. There are no obligations on these shares for the employee. If a turnover of eur 500,000 is achieved in 2020, the employee will be allocated an additional 3% share capital.

The employee has the right to refuse the shares or to return them at any time without further obligations from his side. Voting rights are proportional to share ownership and any dividend is determined by the shareholders' meeting.

The employer will determine on the basis of an individual assessment whether the employee is eligible for an additional bonus or bonus. This is at the employer's discretion.

No right to bonus or bonus arises in the event of immediate dismissal or if the employee is otherwise liable for damages in respect of his dismissal. However, the commission is part of the wage and is excluded from this.

Holidays

The employee is entitled to 28 days' leave with pay per calendar year.

The employer is obliged to give the employee the opportunity to take vacation days. The employer must determine the vacation in accordance with the wishes of the employee. The employer can deviate from this for serious reasons.

The accrued but not enjoyed statutory vacation days expire six months after the end of the calendar year in which those days are accrued.

The extra-statutory vacation days expire after 5 years at the time of the last day of the calendar year in which the vacation entitlement arose.

The employee has the right (optional use) to take an additional 5 days per year against submission of the salary equivalent.

Holiday bonus

The holiday allowance amounts to 8% of the gross annual salary received over the period from 1 June up to and including 31 May. Payment of the holiday allowance takes place at the latest in the month of May.

Retirement

There is no mandatory pension scheme.

Cancellation

Both the employer and the employee are entitled to cancel the employment contract, with due observance of the notice period.

The cancellation must be made in writing at the end of the calendar month.

In the case of an employment contract that lasted for less than five years on the date of termination, the notice period that the employer must take into account is: two months.

The notice period that the employee must observe is one month.

Travel allowance

The employee receives a reimbursement for the commuting expenses of € 0.19 per kilometer traveled. In addition, the employee receives a reimbursement for business travel costs on a cost basis or for a reimbursement of € 0.19 per kilometer traveled.

The travel allowance is tax-free and does not form part of the employee's salary.

Incapacity for work

In the event of occupational disability, the employee is obliged to report this immediately to the employer, at least before the start of the working day.

If the employee is unable to work due to illness, the employer will continue to pay 70% of the agreed wage to the employee for the first year. A minimum wage guarantee applies for the first year of illness. This means that the employer pays at least the minimum wage applicable to the employee. The obligation to continue to pay wages in the event of incapacity for work ends in any case on the last day of employment.

Confidentiality

The employee is obliged, during the term and after termination of the employment contract, to observe confidentiality with regard to all facts and particulars concerning the company that he knows or can reasonably suspect are confidential. This confidentiality obligation also includes all data of the clients, or other company relationships of the employer. (See more detailed below)

Copyright and intellectual property

The copyrights and industrial property rights arising from the work and / or inventions of the employee, performed and made during the existence of the employment contract, remain the property of the employer, unless explicitly agreed otherwise in writing. All documents and / or copies thereof that have been obtained from the employer's company or its customers or clients are and remain the employer's property.

The employee is forbidden to keep the aforementioned documents in his private possession without written permission from the employer, or to make the documents and / or copies thereof available to third parties for inspection.

At the request of the employer or at the end of the employment contract, the employee immediately transfers all documents and copies as referred to above to the employer. (See more detailed below.)

Company resources

Assets that the employer makes available to the employee for the performance of his duties remain the property of the employer.

The employee will make careful use of the assets entrusted to him.

The employee is obliged to immediately inform the employer of a lack or loss of any business asset.

The employee will immediately return the assets provided to him or her at the request of the employer or at the end of the employment contract to the employer.

Applicable law

Dutch law applies to this agreement. Arbitration before a recognized arbitration body shall precede any application to the court other than cases of emergency.

All disputes arising as a result of this employment agreement will be settled by the competent Dutch court.

General Provisions

The Employee represents and warrants to the Company that the execution and delivery of this Agreement and the fulfillment of the terms hereof (i) will not constitute a default under or breach of any agreement or other instrument to which he is a party or by which he is bound, including without limitation, any confidentiality or non-competition agreement, (ii) do not require the consent of any person or entity, and (iii) shall not utilize during the term of the Employee’s employment any proprietary information of any third party, including prior employers of the Employee.

The Company’s failure or delay in enforcing any of the provisions of this Agreement shall not, in any way, be construed as a waiver of any such provisions, or prevent the Company thereafter from enforcing each and every other provision of this Agreement which were previously not enforced.

This Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by both parties hereto.

The Employee shall, simultaneously herewith, execute the Confidential, Non-Compete and Proprietary Rights Agreement, attached hereto as Exhibit A. For the removal of any doubt, execution of such Confidential, Non-Compete and Proprietary Rights Agreement by the Employee - is a condition precedent to this Agreement becoming effective.

Final provisions

By signing the employee declares that he / she is familiar with the content of this employment agreement and that he / she has agreed to it, as well as having received a signed copy of this employment agreement.

Thus agreed, drawn up in duplicate and signed in Rotterdam, the Netherlands, on 6-12-2020.

Employer	Employee

Daniel Farb	Roy Osinga
Flower Turbines B.V.

Exhibit A

NON-COMPETITION, PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

THIS NON-COMPETITION, PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT (“Agreement”) is made and entered into as of the date set forth below (“Effective Date”) by and between Flower Turbines BV ("Company"), and the undersigned individual (“Employee”). Unless the context otherwise requires, the term “Company” shall also include all direct and indirect subsidiary, parent or related corporations of the Company.

AGREEMENT

Employee acknowledges that Employee’s employment by the Company creates a relationship of confidence and trust between Employee and the Company with respect to all Confidential Information (as defined below) of the Company.

In consideration and as a condition of Employee’s employment by the Company, the compensation paid therefore and the benefits received therefore, the sufficiency of which is hereby acknowledged, it is hereby agreed as follows:

1.    Confidential Information.

(a)           Confidentiality. Except as herein provided, Employee agrees that during and after termination of his or her employment with the Company, he or she (i) shall keep Confidential Information (as defined below) confidential and shall not directly or indirectly, use, divulge, publish or otherwise disclose or allow to be disclosed any aspect of Confidential Information without the Company’s prior written consent; (ii) shall refrain from any action or conduct which might reasonably or foreseeably be expected to compromise the confidentiality or proprietary nature of the Confidential Information; and (iii) shall follow recommendations made by the Board of Directors, officers or supervisors of the Company from time to time regarding Confidential Information. “Confidential Information” includes but is not limited to inventions (as defined in section 2(b)), trade secrets, confidential information, knowledge or data of the Company, or any of its clients, customers, consultants, shareholders, licensees, licensors, vendors or affiliates, that Employee may produce, obtain or otherwise acquire or have access to during the course of his or her employment by the Company (whether before or after the date of this Agreement), including but not limited to: business plans, records, and affairs; customer files and lists; special customer matters; sales practices; methods and techniques; merchandising concepts, strategies and plans; sources of supply and vendors; special business relationships with vendors, agents, and brokers; promotional materials and information; financial matters; mergers; acquisitions; equipment, technologies and processes; selective personnel matters; inventions; developments; product specifications; procedures; pricing information; intellectual property; know-how; technical data; software programs; algorithms; operations and production costs; processes; designs; formulas; ideas; plans; devices; materials; and other similar matters which are confidential. All Confidential Information and all tangible materials containing Confidential Information are and shall remain the sole property of the Company.

(b)           Limitation. Employee shall have no obligation under this Agreement to maintain in confidence any information that (i) is in the public domain at the time of disclosure, (ii) though originally Confidential Information, subsequently enters the public domain other than by breach of Employee’s obligations hereunder or by breach of another person’s or entity’s confidentiality obligations.

(c)           Former Employer Information. Employee agrees that he or she has not and will not, during the term of his or her employment, (i) improperly use or disclose any proprietary information or trade secrets of any former employer or other person or entity with which Employee has an agreement or duty to keep in confidence information acquired by Employee, if any, or (ii) bring onto the premises of the Company any document or confidential or proprietary information belonging to such employer, person or entity unless consented to in writing by such employer, person or entity. Employee will indemnify the Company and hold it harmless from and against all claims, liabilities, damages and expenses, including reasonable attorneys’ fees and costs of suit, arising out of or in connection with any violation of the foregoing.

(d)          Third Party Information. Employee recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. Employee agrees that Employee owes the Company and such third parties, during Employee’s employment by the Company and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person or firm and to use it in a manner consistent with, and for the limited purposes permitted by, the Company’s agreement with such third party.

(e)       Conflicting Activities. While employed by the Company, Employee will not work as an employee or consultant of any other organization or engage in any other activities which conflict, directly or indirectly, with the obligations to the Company, without the express prior written approval of the Company.

2.            Inventions.

(a)           Inventions Retained and Licensed. Employee represents that there are no Prior Inventions (as defined below). Employee hereby acknowledges that, if in the course of his or her service for Company, Employee incorporates into a Company product, process or machine a Prior Invention owned by Employee or in which he or she has an interest, Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide right and license to make, have made, modify, use, sell, sublicense and otherwise distribute such Prior Invention as part of or in connection with such product, process or machine.

For the purposes of this Agreement, the term “Prior Inventions” shall mean inventions, ideas, improvements, designs or discoveries, whether or not patentable and whether or not reduced to practice, original works of authorship and trade secrets made or conceived by or belonging to Employee (whether made solely by Employee or jointly with others) that (i) were developed by Employee prior to Employee’s employment by Company, (ii) relate to Company’s actual or proposed business, operations, products or research and development, and (iii) are not assigned to Company hereunder.

(b)          Assignment of Inventions. Except as provided in Section 2(e) hereof, Employee hereby assigns and transfers to Company, to the fullest extent under applicable law, his or her entire right, title and interest in and to all inventions, ideas, improvements, designs and discoveries (the “Inventions”), whether or not patentable and whether or not reduced to practice, made or conceived by Employee, whether solely by Employee or jointly with others, prior to, during or within 12 month following the period of his or her employment with Company that (i) relate in any manner to the actual or demonstrably anticipated business, work, or research and development of Company, its affiliates or subsidiaries, (ii) are developed in whole or in part on Company’s time or using Company’s equipment, supplies, facilities or Confidential Information, or (iii) result from or are suggested by any task assigned to Employee or any work performed by Employee for or on behalf of Company, its affiliates or subsidiaries, or by the scope of Employee’s duties and responsibilities with Company, its affiliates or subsidiaries. In the event that Employee believes that he or she is entitled to ownership, either in whole or in part, of an Invention pursuant to Section 2(e) hereof, he or she shall notify Company of such in writing. Except in such cases as the Chief Executive Officer of the Company confirms in writing that Employee is entitled to ownership, Employee agrees that all Inventions are the sole property of Company. Employee further acknowledges that all original works of authorship that are made by Employee, solely or jointly with others, within the scope of and during the period of Employee’s employment by Company and that are protectible by copyright are “works made for hire,” as defined in the U.S. Copyright Act.

(c)           Disclosure of Inventions. Employee agrees that in connection with any Invention: (i) Employee shall promptly disclose such Invention in writing to his or her immediate supervisor at Company (which shall be received in confidence by Company), with a copy to the Company, regardless of whether Employee believes the Invention is covered by Section 2(e), in order to permit Company to claim rights to which it may be entitled under this Agreement; and (ii) Employee shall, at Company’s request, promptly execute a written assignment of title to Company for any Invention required to be assigned by Section 2(b) (an “Assignable Invention”), and Employee will preserve any such Assignable Invention as Confidential Information of Company.

(d)          Patent and Copyright Registrations. Employee agrees to assist Company, or its designee, at Company’s expense, in every proper way to secure Company’s rights in the Assignable Inventions and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including the disclosure to Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and other instruments that Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to Company, its successors, assigns, and nominees the sole and exclusive rights, title and interest in and to such Assignable Inventions, and any copyrights, patents, or other intellectual property rights relating thereto. Employee further agrees that his or her obligation to execute or cause to be executed, when it is in his or her power to do so, any such instrument or papers shall continue after the termination of Employee’s employment by Company. If Company is unable because of Employee’s mental or physical incapacity or for any other reason to secure Employee’s signature to apply for or to pursue any application for patents or copyright registrations covering Assignable Inventions or original works of authorship assigned to Company as above, then Employee hereby irrevocably designates and appoints Company and its duly authorized officers and agents as Employee’s agent and attorney-in-fact, to act for and in Employee’s behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by Employee.

(e)           Exception to Assignments. Assignable Inventions shall not include any Invention (i) that Employee develops entirely on Employee’s own time, (ii) without use of any Company assets and (iii) which is not useful with and does not relate to Company’s actual or proposed business, products or research and development.

(f)            Other Obligations. Employee acknowledges that Company from time to time may have agreements with other persons or with governments, or agencies thereof, that impose obligations or restrictions on Company regarding Inventions made during the course of work thereunder or regarding the confidential nature of such work. Employee agrees to be bound by all such obligations and restrictions and to take all action necessary to discharge the obligations of Company thereunder.

3.            Return of Confidential Material. Upon Company’s request or in the event of Employee’s termination of employment with Company for any reason whatsoever, Employee agrees promptly to surrender and deliver to Company all records, materials, equipment, drawings, documents and data of any nature pertaining to any Confidential Information or to his or her employment, and Employee will not retain or take with him or her any tangible materials or electronically stored data, containing or pertaining to any Confidential Information that Employee may produce, acquire or obtain access to during the course of his or her employment.

4.            Notification of New Employer. If employee leaves the Company’s employ, Employee hereby consents to the Company notifying Employee’s new employer about Employee’s rights and obligations under this Agreement.

5.            Non-Solicitation and Non-Competition.

(a)           Restrictions.          Employee agrees that during the period of his or her service to Company and for one (1) year after the date of termination of his or her employment with Company (for any reason or no reason, whether voluntary or involuntary), he or she will not (i) induce, solicit, recruit or encourage (or endeavor to induce, solicit, recruit or encourage) any employee or consultant of the Company to leave the employ of Company, (ii) solicit the business of any client or customer of Company (other than on behalf of Company), (iii) engage in any activity that is in any way competitive with the business or demonstrably anticipated business of Company (iv) carry on or hold an interest in any corporation, venture, entity or other business (other than a minority interest in a publicly traded company) which competes with the products or services of the Company, or (iv) assist any other person or organization in competing or in preparing to compete with any business or demonstrably anticipated business of Company or act as an employee, officer consultant or in any managerial capacity in a business in competition with the Company. A competitive company is defined as a company producing or selling small wind turbines of 10 kilowatt capacity or lower.

(b)           Enforcement.        If at any time any of the provisions of Section 5(a) are deemed invalid or unenforceable or are prohibited by the laws of the state or place where they are to be performed or enforced, by reason of being vague or unreasonable as to duration or geographic scope or scope of activities restricted, or for any other reason, such provisions shall be considered divisible and shall become and be immediately amended to include only such restrictions and to such extent as shall be deemed to be reasonable and enforceable by the court or other body having jurisdiction over this Agreement. The provisions of Section 5(a), as so amended, shall be valid and binding as though any invalid or unenforceable provision had not been included.

6.             Representations. Employee agrees to execute any proper affirmation or verify any proper document required to carry out or evidence compliance with the terms of this Agreement. Employee represents that his or her performance of all the terms of this Agreement, and as an employee of the Company, will not breach any agreement to keep in confidence proprietary information acquired by Employee in confidence or in trust prior to Employee’s retention by Company. Employee has not entered into, and Employee agrees that he or she will not enter into, any oral or written agreement in conflict